UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011
Commission File Number: 001-33869
STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     Attached hereto as Exhibit 1 is the consent of Drewry Shipping Consultants, Ltd. relating to the Registration Statement on Form F-3 (File No. 333-156843) and prospectus supplement filed pursuant to Rule 424(b) on July 18, 2011.
     This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-153304) that was filed with the Commission with an effective date pf November 3, 2008, and the Company’s registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1
Drewry Shipping Consultants Ltd., 15-17 Christopher Street, London EC2 2BS, England
Telephone: +44 (0) 20 7538 0191 Facsimile: +44 (0) 20 7987 9396 Email: enquiries@drewry.co.uk
Website: www.drewry.co.uk
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.,
40 Agiou Konstantinou Street
15124 Maroussi
Athens, Greece
July 18, 2011
Dear Sir/Madam:
Reference is made to the prospectus supplement, dated July 18, 2011, as amended (the “Prospectus Supplement”), and the related registration statement on Form F-3 (Registration No. 333-156843) (the “Registration Statement”) in connection with the public offering of common             shares, par value $0.01 per share, of Star Bulk Carriers Corp. (the “Company”). We hereby consent to all references to our name in the Prospectus Supplement and to the use of the statistical information supplied by us set forth in the section of the Prospectus Supplement entitled “Prospectus Supplement Summary—Recent Developments in the Drybulk Shipping Industry” and “Risk Factors.” We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:
(1) we have accurately described the recent drybulk industry trends, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and
(2) our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the drybulk shipping industry.
We hereby consent to the filing of this letter as an exhibit to the current report of the Company on Form 6-K to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and incorporated by reference into the Prospectus Supplement and Registration Statement and the references to our firm in the section of the Prospectus Supplement entitled “Experts.”
Yours faithfully,
Nigel Gardiner
Managing Director
Drewry Shipping Consultants Ltd.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)
Date: July 18, 2011	By:	/s/ George Syllantavos
		Name:	George Syllantavos
		Title:	Chief Financial Officer